Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Travelers Companies, Inc.:
We consent to the use of our reports dated February 21, 2008, with respect to the consolidated balance sheet of The Travelers Companies, Inc. as of December 31, 2007 and 2006, and the related consolidated statement of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Minneapolis, Minnesota
December 10, 2008